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                                Cytyc Corporation
                                 85 Swanson Road
                         Boxborough, Massachusetts 01719
                            Telephone: (978) 263-8000


                                                July 1, 2002


VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn: Filing Desk

     Re: Cytyc Corporation/Application For Withdrawal on Form RW pursuant to
         Rule 477 of the Securities Act of 1933, as amended, of the Registration Statement on Form S-4 (File No. 333-83582)

Ladies and Gentlemen:

     On March 1, 2002, Cytyc Corporation, a Delaware corporation (the "Company"), filed Registration Statement No. 333-83582 on Form S-4 (together with the exhibits and amendments thereto, the "Form S-4") with the Securities and Exchange Commission (the "Commission"). The Form S-4 relates to the registration, under the Securities Act of 1933, as amended (the "Securities Act"), of up to 23,485,354 shares of Common Stock, par value $.01 per share, of the Company (the "Offering").

     Pursuant to Rule 477 under the Securities Act, the Company hereby applies for the withdrawal of the Form S-4 and requests that the Commission consent thereto. No securities have been issued or sold under the Form S-4 in connection with the Offering. The Form S-4 has not been declared effective by the Commission.

     The Company has determined at this time not to proceed with the Offering because the exchange offer pursuant to which the Offering was to be made has been terminated and requests that the Commission consent to this application on the grounds that withdrawal of the Form S-4 is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of said Rule 477.

     If you have any questions regarding this letter, please Andrew W. Kurzon of the law firm of Testa, Hurwitz & Thibeault, LLP at (617) 310-8183.

                                                Sincerely,

                                                CYTYC CORPORATION


                                                By: /s/ Patrick J. Sullivan
                                                    ------------------------
                                                    Patrick J. Sullivan
                                                    Chairman and Chief Executive



cc:   Jeff Edwards (Securities and Exchange Commission)
      Julia Griffith (Securities and Exchange Commission)
      Suzanne Meszner-Eltrich, Esq. (Cytyc Corporation)
      Jonathan M. Moulton, Esq. (Testa, Hurwitz & Thibeault, LLP) Lawrence A. Gold, Esq. (Testa, Hurwitz & Thibeault, LLP) David W. Kantaros, Esq. (Testa, Hurwitz & Thibeault, LLP) Michael H. Bison, Esq. (Testa, Hurwitz & Thibeault, LLP) Andrew W. Kurzon, Esq. (Testa, Hurwitz & Thibeault, LLP)